United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

June 2023

Vale S.A.

Praia de Botafogo nº 186, 18º andar, Botafogo
22250-145 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☒ Form 40-F ☐

Vale announces expiration and result of cash tender offer for notes due 2026

Rio de Janeiro – June 13, 2023 – Vale S.A. (“Vale”) announces the expiration of the previously announced offer to purchase (the “Offer”) with respect to any and all outstanding 6.250% Guaranteed Notes due 2026 (the “2026 Notes”) issued by its wholly owned subsidiary, Vale Overseas Limited (“Vale Overseas” or the “Offeror”).

Vale also announces the expiration date result of the Offer as of the Any and All Expiration Date (as defined below) as set forth in the table below, including the aggregate principal amount of 2026 Notes validly tendered and accepted in such Offer, and the aggregate principal amount of 2026 Notes reflected in notices of guaranteed delivery delivered at or prior to the Any and All Expiration Date:

Issuer	Title of Security	CUSIP / ISIN Nos.	Principal Amount Outstanding	Consideration(1)	Principal Amount Tendered(2)	Principal Amount Accepted(2)	Principal Amount Reflected in Notices of Guaranteed Delivery
Vale Overseas	6.250% Guaranteed Notes due 2026	CUSIP: 91911TAP8 ISIN: US91911TAP84	US$745,441,000	US$1,041.55	US$274,819,000	US$274,819,000	US$11,129,000

(1)	Per $1,000 principal amount. All holders of 2026 Notes accepted for purchase will also receive accrued and unpaid interest on 2026 Notes validly tendered and accepted for purchase from and including the applicable last interest payment date up to, but not including, the Any and All Settlement Date (as defined below).
(2)	The amounts do not include the principal amount of 2026 Notes with respect to which holders have delivered notices of guaranteed delivery.

The Offer was made upon the terms and subject to the conditions set forth in the offer to purchase dated June 7, 2023 (the “Offer to Purchase”) relating to the 2026 Notes and the accompanying notice of guaranteed delivery. The Offer expired at 5:00 p.m., New York City time, today (the “Any and All Expiration Date”). The settlement date with respect to the Offer is expected to occur on June 16, 2023 (the “Any and All Settlement Date”).

In order to be eligible to participate in the Offer, holders of 2026 Notes who delivered notices of guaranteed delivery prior to the Any and All Expiration Date must deliver such 2026 Notes no later than 5:00 p.m., New York City time, on June 15, 2023 (the “Guaranteed Delivery Date”), pursuant to the Guaranteed Delivery Procedures (as defined in the Offer to Purchase).

The Offeror’s obligation to accept 2026 Notes tendered in the Offer is subject to the terms and conditions of the Offer to Purchase. On the terms and subject to the conditions set forth in the Offer to Purchase, the Offeror has accepted for purchase all of the 2026 Notes validly tendered and expects to accept all of the 2026 Notes validly delivered on or prior to the Guaranteed Delivery Date pursuant to the Guaranteed Delivery Procedures.

The aggregate principal amount of 2026 Notes that will be purchased by the Offeror on the Any and All Settlement Date is subject to change based on deliveries of 2026 Notes pursuant to the Guaranteed Delivery Procedures. The aggregate principal amount of 2026 Notes accepted and expected to be accepted in the Offer, excluding any premium and accrued and unpaid interest, will be approximately US$285,948,000.

All conditions described in the Offer to Purchase that were to be satisfied or waived on or prior to the Any and All Expiration Date have been satisfied.

Vale has retained BMO Capital Markets Corp., Citigroup Global Markets Inc., J.P. Morgan Securities LLC, and Scotia Capital (USA) Inc. to serve as dealer managers (“Dealer Managers”) and D.F. King & Co., Inc. to serve as tender and information agent for the Offer (“D.F. King”). The Offer to Purchase and any related supplements are available at the D.F. King website at www.dfking.com/vale. The full details of the Offer, including complete instructions on how to tender Notes (as defined in the Offer to Purchase), are included in the Offer to Purchase. Holders of Notes are strongly encouraged to carefully read the Offer to Purchase, including materials incorporated by reference therein, because they will contain important information. Requests for the Offer to Purchase and any related supplements may also be directed to D.F. King by telephone at +1 (212) 269-5550 or +1 (800) 591-8263 (US toll free) or in writing at vale@dfking.com. Questions about the Offer may be directed to BMO Capital Markets Corp. by telephone at +1 (212) 702-1840 (collect) or +1 (833) 418-0762 (US toll free), Citigroup Global Markets Inc. by telephone at +1 (212) 723-6106 (collect) or +1 (800) 558-3745 (US toll free), J.P. Morgan Securities LLC by telephone at +1 (212) 834-4045 (collect) or +1 (866) 834-4666 (US toll free) and Scotia Capital (USA) Inc. by telephone at +1 (212) 225-5559 (collect) or +1 (833) 498-1660 (US toll free).

This news release is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell any securities. The Offer was made only by, and pursuant to the terms of, the Offer to Purchase. The Offer was not made in any jurisdiction in which the making or acceptance thereof would not be in compliance with the securities, blue sky or other laws of such jurisdiction. In any jurisdiction where the laws required the Offer to be made by a licensed broker or dealer, the Offer was made by the Dealer Managers on behalf of the Offeror. None of the Offeror, D.F. King, the Dealer Managers or the trustee with respect to the Notes (as defined in the Offer to Purchase), nor any of their affiliates, made any recommendation as to whether holders should have tendered or refrained from tendering all or any portion of their Notes in response to the Offer. None of the Offeror, D.F. King, the Dealer Managers or the trustee with respect to the Notes, nor any of their affiliates, have authorized any person to give any information or to make any representation in connection with the Offer other than the information and representations contained in the Offer to Purchase.

Gustavo Duarte Pimenta

Executive Vice President, Finance and Investor Relations

For further information, please contact:

Vale.RI@vale.com

Ivan Fadel: ivan.fadel@vale.com

Mariana Rocha: mariana.rocha@vale.com

Luciana Oliveti: luciana.oliveti@vale.com

Pedro Terra: pedro.terra@vale.com

This press release may include statements that present Vale’s expectations about future events or results. All statements, when based upon expectations about the future, involve various risks and uncertainties. Vale cannot guarantee that such statements will prove correct. These risks and uncertainties include factors related to the following: (a) economic, political and social issues in the countries in which we operate, (b) the global economy, (c) commodity prices, (d) financial and capital markets, (e) the mining and metals businesses, which are cyclical in nature, and their dependence upon global industrial production, which is also cyclical, (f) regulation and taxation, (g) operational incidents or accidents, and (h) the high degree of global competition in the markets in which we operate. To obtain further information on factors that may lead to results different from those forecast by Vale, please consult the reports Vale files with the U.S. Securities and Exchange Commission (SEC) and the Brazilian Comissão de Valores Mobiliários (CVM), and in particular the factors discussed under “Forward-Looking Statements” and “Risk Factors” in Vale’s annual report on Form 20-F.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A. (Registrant)

	By:	/s/ Ivan Fadel
Date: June 13, 2023		Head of Investor Relations